Mail Stop 6010

July 21, 2006

Mark L. Casner, President and Chief Executive Officer
Digirad Corporation
13950 Stowe Drive
Poway, California 92064

Via U S Mail and FAX [(858) 726-1546]

      Re: **Digirad Corporation**
                  Form 10-K for the fiscal year ended December 31, 2005
                  Form 10-Q for the fiscal quarter ended March 31, 2006
                  File No. 0-50789

Dear Mr. Casner:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Management Discussion and Analysis
Results of Operations, page 41

1.   In future filings quantify and discuss the specific factors that contributed to the significant decrease in gross profit as a percentage of sales. Any expected trends should also be discussed.

Consolidated Statements of Operations, page F-4

2.   In future filings please revise the statements of operations to remove the stock-based compensation line items from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A. In addition, remove the subtotal for stock-based compensation on page F-4.

Note 4. Compliance with Laws and Regulations, page F-16

3.   In future filings please disclose more about the level III violation and the expected impact that this will have on your operations. In addition, clarify the correction action implemented or required to be implemented related to this matter.

Note 4. Legal Matters, pages F-16 and F-17

4.   In future filings provide an assessment of whether the legal matters are expected to have a significant impact on your financial condition, results of operations or liquidity, or indicate why such an assessment cannot be made.

Mr. Mark L. Casner

Form 8-K filed 5/2/06

5.   We note on that you present your non-GAAP measures and reconciliation in the form of summarized statements of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted gross profit, adjusted operating expenses, adjusted loss from operations, adjusted net loss, and adjusted net loss per share, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP summarized statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations and disclosures.

- Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

Mr. Mark L. Casner

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676, if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief